Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE ANNOUNCES LAUNCH OF NEW SOCIAL WEBSITE FOR
CANADIAN HOSPICE PALLIATIVE CARE ASSOCIATION

Toronto, Ontario – April 4, 2012 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management and social commerce solutions is pleased to announce the launch of a new customer web presence delivered through its wholly owned subsidiary, Envision Online Media Inc. (“Envision”).

As previously announced Northcore has acquired Envision, an Ottawa based software development company and Microsoft Partner. Envision has been one of the most respected boutique solutions providers in the National Capital Area for over a decade and brings a complementary product and skill set to Northcore.

With more than 3,500 members, Canadian Hospice Palliative Care Association (“CHPCA”) is the national voice for Hospice Palliative Care in Canada. Advancing and advocating for quality end-of-life/hospice palliative care in Canada, its work includes public policy, public education and awareness.  Through the new website (www.chpca.net), CHPCA is able to connect with more than 500 hospice palliative care programs and services across Canada, as well as tens-of-thousands of paid and non-paid staff working in home care programs, nursing homes, free-standing hospices, and hospitals.

“We are pleased to see such early evidence of the execution capability of our Envision team,” said Amit Monga, CEO of Northcore Technologies. "We expect this trend to continue as our customer base grows and we focus on joint opportunities. Congratulations to Todd Jamieson and his team at Envision for the delivery of another quality product."

Further disclosure on Envision's portfolio and capabilities can be found on their web presence located at www.Envisiononline.ca.

Northcore develops solutions to support the evolving needs of industry and provides comprehensive platforms for the management of capital equipment and the implementation of Social Commerce business models. These products are proven, effective and in use by some of the world’s most successful corporations.

Companies interested in effective software solutions should contact Northcore at 416-640-0400 or 1-888-287-7467, extension 395 or via email at Sales@northcore.com.

Northcore Announces Launch …..

About Northcore Technologies Inc.

Northcore Technologies provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle. Northcore's portfolio companies include Envision Online Media Inc. a Microsoft Partner and specialist in the delivery of content management solutions.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE and holds a substantial intellectual property portfolio.

For more information, visit northcore.com

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com